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                             February 17, 2023

       Sin Yi Cheng
       President and Director
       Protopia Global Holdings Inc.
       Room 1116, 11/F, Star House, 3 Salisbury Road
       Tsim Sha Tsui, Kowloon
       Hong Kong

                                                        Re: Protopia Global
Holdings Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 20,
2023
                                                            File No. 333-269343

       Dear Sin Yi Cheng:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. Please expand your disclosure to reflect the adoption of the Consolidated Appropriations
                                                        Act which amended the
HFCAA to reduce the number of consecutive years an issuer can be identified as a
Commission-Identified Issuer before the Commission must impose an initial trading
prohibition from three years to two years. Please make similar revisions throughout wherever you
discuss the HFCAA.
   2. Please provide a description of how cash is transferred through your organization. State whether any transfers,
dividends, or distributions have been made to date between the holding company and its
subsidiary or to investors, and quantify the amounts where
 Sin Yi Cheng
Protopia Global Holdings Inc.
February 17, 2023
Page 2
         applicable.
3. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiary or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.
Prospectus Summary, page 1

4. In your prospectus summary, please disclose each permission that you or your subsidiary are required to obtain from Hong Kong and Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiary are covered by permissions requirements from the China Securities Regulatory
         Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your subsidiary's operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiary: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please also disclose whether you relied upon an opinion of counsel with respect to your conclusions regarding permissions and approvals required to operate your business and to offer securities to investors. If you did not rely on an opinion of counsel, please state as much and explain why such an opinion was not obtained.
Risk Factors Summary
Risks Related to Doing Business in Hong Kong and China, page 2

5. Please expand your summary of the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors to include the risk that rules and regulations in China can change quickly with little advance notice.
6. Please revise your summary risk factors related to doing business in Hong Kong and
         China to include cross-references to the relevant individual detailed risk factors.
Cash Transfers and Dividend Distributions, page 5
FirstName LastNameSin Yi Cheng
7. We note your disclosure regarding distributions to Chinese operating entities. Please
Comapany    NameProtopia
       expand              Global
                your disclosure     Holdings
                                to identify   Inc.
                                            and discuss these Chinese operating
entities or revise to
       refer
February  17,to2023
                yourPage
                     Hong2 Kong operating entities, if more accurate.
FirstName LastName
 Sin Yi Cheng
FirstName LastNameSin
                HoldingsYi Cheng
Protopia Global          Inc.
Comapany17,
February   NameProtopia
            2023         Global Holdings Inc.
February
Page 3 17, 2023 Page 3
FirstName LastName
Implications of Being an Emerging Growth Company, page 7

8. We note your disclosure in the prospectus summary that you have elected to opt out of the provision of the JOBS Act extended transition period for accounting standards. However, on page 35, you state that you "are choosing to take advantage of the extended transition period for complying with new or revised accounting standards." Please revise your disclosure to address this discrepancy and clarify whether you will or will not take advantage of the extended transition period.
Risk Factors, page 10

9. In an appropriate place in this disclosure, please include a risk factor that discusses the fact that your officers and directors both before and after the offering will hold a sufficient number of shares that will enable them to control the outcome of matters submitted to shareholders for approval, which may be different or contrary to the outcomes that purchasers in this offering would choose to vote.
Risks Related to Doing Business in Hong Kong and China
Recent greater oversight by the Cyberspace Administration of China..., page 22

10. We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusion that neither you nor the operating entity is subject to review by the CAC.
         If true, state as much and explain why such an opinion was not obtained.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 45

11. Please revise your discussion of cash used in operating activities and cash provided from financing activities to be consistent with your statement of cash flows. In this regard, we note you disclose net cash used in operating activities was $(33,419) and net cash provided by financing activities was $127,433; however, your statement of cash flows reflects cash used in operating activities of $(4,695) and net cash provided by financing activities of $98,708.
Principal Services and Principal Markets, page 49

12. Revise to describe the materials terms of a typical service agreement with a customer to explain the fee structure, payment terms and duration.
Business
Properties, Plants and Equipment, page 52

13. We note your disclosure on page 52 that the company utilizes office space and equipment of Flywheel Financial Strategy Ltd at no cost to the company. Please disclose if there is an agreement in place with Flywheel Financial Strategy Ltd to provide the office space free of charge, and how long this agreement will last. If there is not an agreement in
 Sin Yi Cheng
FirstName LastNameSin
                HoldingsYi Cheng
Protopia Global          Inc.
Comapany17,
February   NameProtopia
            2023         Global Holdings Inc.
February
Page 4 17, 2023 Page 4
FirstName LastName
         place, please disclose this and state that Flywheel Financial Strategy Ltd is free to discontinue providing the office space gratuitously at any time and without notice. Refer to Item 102 of Regulation S-K.
Regulations, page 53

14.      You acknowledge the need to comply with the Hong Kong Personal Data
(Privacy)
         Ordinance, however, your disclosure does not speak to the nature of the regulation, how it applies to your business and the efforts you have undertaken to comply with the regulation. Please revise, consistent with Item 101(h)(4)(viii) and
(ix) of Regulation S-K.
Management, page 60

15. Please revise your disclosure to comply with the requirements of Regulation S-K Item
         401. Specifically, please indicate the term of office as officer or director and the period during which he has served as such and briefly describe any arrangement or understanding between him and any other person(s) (naming such person) pursuant to which he was selected as a director or officer. Please also describe the business experience of each director and officer during the past five years and any other directorships held, as well as whether the director or officer has been involved in certain legal proceedings as described in Item 401(f). In this regard, your disclosure on page 13 indicates that your officers and directors are involved in other business activities and may face conflicts of interests, however, it is not clear what the other business activities constitute.
Financial Statements
Notes to Consolidated Financial Statements, page F-7

16.      Please disclose your fiscal year end.
3. Summary of Significant Accounting Policies
Deferred offering costs, page F-9

17. We note your policy that deferred offering costs will be charged to operations. Please tell us your consideration of SAB Topic 5:A when determining this policy. Income taxes, page F-9

18. We note your disclosure that no income taxes are reflected in your financial statements since there is no taxation imposed by the Government of the Cayman Islands. Please tell us your consideration of reflecting taxes related to your Hong Kong subsidiary.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
 Sin Yi Cheng
Protopia Global Holdings Inc.
February 17, 2023
Page 5

time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Mara Ransom at 202-551-3264 with any other questions.



                                                             Sincerely,
FirstName LastNameSin Yi Cheng
                                                             Division of
Corporation Finance
Comapany NameProtopia Global Holdings Inc.
                                                             Office of Trade &
Services
February 17, 2023 Page 5
cc:       Eleanor Osmanoff
FirstName LastName